

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2013

<u>Via Email</u>
Mr. Lester Esguerra Martinez
Chief Executive Officer
Stevia Agritech Corp.
1020 14th Avenue SW Suite 304
Calgary, Alberta Canada T2R 0N9

> **Re: Stevia Agritech Corp.**
> **Item 4.01 Form 8-K**
> **Filed December 4, 2012**
> **File No. 333-171486**

Dear Mr. Martinez,

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Staff Accountant
Office of Beverages, Apparel, and Mining